Tenke Mining Corp.

2101 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

June 3, 2004

99

RECEIVED JUN 0 7 2004 SEC MAIL PROCESSING WASH, D.C. 156 SECTION

FILE NO. 82-2948

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549

04035059

SUPPL

Attention: Filings Desk

Dear Sirs:

Re: Tenke Mining Corp.
ANNUAL MEETING (June 10, 2004)

Enclosed please find a copy of the following materials prepared in connection with the Corporation's annual meeting scheduled to be held on June 10, 2004:

(a) Notice of 2004 Annual Meeting;
(b) Management Proxy Circular;
(c) Proxy;
(d) Annual Return Form, and
(e) 2003 Annual Report.

We confirm that copies of meeting materials were dispatched to registered and beneficial shareholders on May 7, 2004.

Also enclosed is a copy of the Company's 2003 Annual Information Form and a commercial copy of the first quarter report for the period ending March 31, 2004. I confirm that the quarterly report was mailed to the registered shareholders of the Company and filed with securities commissions on May 14, 2004.

We trust you will find the enclosed in order.

Yours very truly,

Tenke Mining Corp.

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Sandra M. Kansky
Corporate Secretary

6/30

Encs.

2004

Notice of Annual Meeting and Management Proxy Circular

TENKE MINING CORP.

TENKE MINING CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual and special meeting of the shareholders of **TENKE MINING CORP**. (the "Corporation") will be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, June 10, 2004 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the consolidated audited financial statements of the Corporation made up for the fiscal year ended December 31, 2003, together with the report of the auditors thereon.

2. To appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the directors of the Corporation.

3. To elect directors to hold office until the next annual meeting of the Corporation;

4. To consider amendments to or variations of any matter identified in this Notice of Meeting; and

5. To transact such further and other business as may properly be brought before the meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (i) a copy of the 2003 Annual Report, inclusive of the consolidated financial statements of the Corporation for the year ended September 30, 2003; (ii) a Management Proxy Circular (the "Circular"); (iii) an Instrument of Proxy and Notes thereto; and (iv) a reply card for use by shareholders who wish to receive the Corporation's interim financial statements. Reference is made to the Circular for details of the matters to be considered at the Meeting.

If you are a *registered shareholder* of the Corporation and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Proxy Department, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a *non-registered shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.**

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of Proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-663-9097 or by e-mail at caregistryinfo@computershare.com.

BY ORDER OF THE BOARD

(signed) Paul K. Conibear,
President and CEO

Vancouver, British Columbia
April 30, 2004

TENKE MINING CORP.
MANAGEMENT PROXY CIRCULAR

PROXY SOLICITATIONS

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of TENKE MINING CORP. (the "Corporation") for use at the annual meeting of Shareholders of the Corporation to be held on Thursday, June 10th, 2004, at the time and place and for the purposes set out in the accompanying Notice of Meeting or at any adjournment thereof (the "Meeting").

Management's solicitation of proxies will be conducted primarily by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of the Corporation. The Corporation may retain other persons or companies to solicit proxies on behalf of management of the Corporation, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Corporation

The information contained in this Management Proxy Circular is given as of April 30, 2004, unless otherwise indicated. This Circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as "Cdn$".

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy for are directors and/or officers of the Corporation (the "Management Proxyholders"). **A shareholder has the right to appoint a person other than one of the Management Proxyholders, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting that other person's name in the blank space provided. If a shareholder appoints one of the Management Proxyholders as a nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the Management Proxyholder shall vote the proxy FOR such matter or matters. A proxyholder need not be a shareholder.**

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. **An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 800 University Avenue, Toronto, Ontario, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.**

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253.

VOTING OF PROXIES

Common shares of the Corporation (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. **If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.**

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder **will not** appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.**

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. **Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 45,862,329 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholders' name on the record date. The directors have fixed the close of business on April 30, 2004 as the record date for the Meeting. Only shareholders of record as at the close of business

on April 30, 2004 are entitled to receive notice of and to attend and vote at the Meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the Meeting that its name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote its shares at the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage
Ellegrove Capital Ltd.[(1)] St. Michael, Barbados	8,488,386	18.5%

[(1)]Ellegrove Capital Ltd., is a private corporation owned by a trust whose settler is Adolf H. Lundin.

ELECTION OF DIRECTORS

The Board consists of five (5) directors to be elected annually. All current directors of the Corporation will be deemed to retire at the Meeting and will be eligible for re-election. Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy) the election of the five persons whose names are set forth below, all of whom are now and have been directors of the Corporation for the periods indicated.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction:

Name and Municipality of Residence	Period of Service as a Director	Common shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Present Principal Occupation and Position with the Corporation
Adolf H. Lundin Geneva, Switzerland	March 7, 1978 to present	8,488,386[(1)]	Chairman of the Corporation during the period December 1996 to November 26, 2002; President and CEO of the Corporation from September 1998 to November 26, 2002. Mr. Lundin also serves as a director Vostok Nafta Investment Ltd.
Lukas H. Lundin Vancouver, British Columbia	Feb. 17, 1987 to present	277,560	Mr. Lundin was appointed Chairman of the Board of the Corporation effective November 26, 2002. Mr. Lundin also serves as Chairman and director of International Uranium Corporation and Canadian Gold Hunter Corp. and President and director of Tanganyika Oil Company Ltd. Mr. Lundin is a director of a number of publicly-traded resource companies including, Atacama Minerals Corp., Lundin Petroleum AB, South Atlantic Ventures Ltd., Champion Resources Inc. and Valkyries Petroleum Corp.
Paul K. Conibear West Vancouver, British Columbia	May 27, 1999 to present	237,200[(2)]	President and CEO of the Corporation since November 2002; (previously, Chief Operating Officer of the Corporation – May 1999 – November 2002). Mr. Conibear also serves as Vice President, Operations and a director of Champion Resources Inc. and Atacama Minerals Corp.
John H. Craig Toronto, Ontario	April 3, 1987 to present	6,300	Lawyer, partner of Cassels Brock & Blackwell LLP;
William A. Rand Vancouver, British Columbia	April 26, 1979 to present	Nil	Self-employed businessman

[(1)] Ellegrove Capital Ltd., is a private corporation owned by a trust whose settler is Adolf H. Lundin.
[(2)]A total of 75,000 common shares of the Corporation are owned by Mr. Conibear's spouse.

Each of the above nominees was elected to his present term of office by a vote of shareholders of the Corporation at a meeting the notice of which was accompanied by a management proxy circular. The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Except as otherwise described above, the nominees have had the principal occupation described above during the five preceding years or have previously disclosed their principal occupations during the five preceding years in a prior management proxy circular.

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the Board of Directors may designate in such event, unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.

The Board of Directors does not have an executive committee. The following directors are members of the Corporation's audit, compensation and corporate governance committees:

Audit Committee	Compensation Committee	Corporate Governance Committee
William A. Rand (Chairman)	Lukas H. Lundin	Lukas H. Lundin
John H. Craig	William A. Rand	John H. Craig
Paul K. Conibear	John H. Craig	William A. Rand

APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

For purposes of this management circular, "executive officer" of the Corporation means an individual who at any time during the year was the Chair or a Vice-Chair of the Corporation where the person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Corporation or of a subsidiary of the Corporation; or any other person who performed a policy-making function in respect of the Corporation.

The summary compensation table below discloses compensation paid to the following individuals:

(a) the Corporation's chief executive officer ("CEO");
(b) each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at the end of the most recently completed financial year, except that disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000; and
(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

(each, a "Named Executive Officer").

The compensation reflected in the following table is presented in United States dollars, which is the functional currency of the Corporation.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (US$)
					Awards		Payouts	
		Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)(4)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Shares/ Units (US$)	LTIP Payouts (US$)	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Paul K. Conibear President/CEO	2003	171,591	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	150,000	Nil	Nil	125,931[(1)]
	2001	Nil	Nil	Nil	Nil	Nil	Nil	122,419[(1)]
Dirk Vanhooymissen[(2)(3)] (Employee)	2003	180,000	Nil		Nil	Nil	Nil	Nil
	2002	180,000	Nil	6,586	50,000	Nil	Nil	Nil
	2001	180,000	Nil	8,485	50,000	Nil	Nil	Nil
Hendrik de Witte[(4)(5)] (Employee)	2003	133,080	Nil		Nil	Nil	Nil	Nil
	2002	133,080	Nil	12,000	30,000	Nil	Nil	Nil
	2001	133,080	Nil	12,000	Nil	Nil	Nil	Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) Mr. Conibear was appointed President and CEO of the Corporation effective November 26, 2002. The amounts referred to in column (i) as attributable to Mr. Paul K. Conibear represent payments made by the Corporation to Atacama Minerals Corp. ("AAM"), for operations management support services provided by Mr. Conibear to the Corporation and its subsidiaries during the reporting periods. Under the arrangement, the Corporation reimbursed AAM at the rate of $135 per hour for the services provided to the Corporation by Mr. Conibear. AAM is a publicly-traded company of which Mr. Conibear is also an officer and director. This arrangement was terminated December 31, 2002. Effective January 1, 2003, the Corporation entered into an employment contract with Mr. Conibear (see "Employment Contracts" for further details).

(2) Amounts referred to in column (e) primarily represent non-cash expatriate benefits. Of these amounts, the following benefits represent more than 25% of the totals shown:

Named-Executive	Description of Benefits	2003	2002	2001
Dirk Vanhooymissen	Medical/Insurance	$ 6,586	$ 6,586	$ 8,485
Hendrik de Witte	Housing Allowance	$ 12,000	$ 12,000	$ 12,000

(3) Messrs. Vanhooymissen and de Witte have employment contracts with the Corporation's subsidiary, Lundin Holdings Ltd. Mr. de Witte's employment contract is dated February 1, 2000 and does not have a fixed term. Mr. de Witte's contract contains termination provisions which could trigger severance payments that do not exceed three (3) month's salary. The compensation received by Mr. Vanhooymissen was paid pursuant to an employment contract dated September 1, 2001 which expired on March 31, 2003. Effective April 1, 2003, the Corporation renewed Mr. Vanhooymissen's contract for a further period of eighteen (18) months expiring December 31, 2004. Mr. Vanhooymissen's contract provides for severance payments that do not exceed twelve (12) month's salary in certain circumstances.

Long Term Incentive Plan Awards

There were no long-term incentive awards made to the named executive officers of the Corporation during the most recently completed financial year. The Corporation does not have any defined benefit or actuarial plans. Except as noted herein, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to the above-named executive officers, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control.

Options and SARs Granted During The Most Recently Completed Financial Year

There are no stock appreciation rights outstanding and it is currently intended that none be issued. The Named Executive Officers are eligible to participate in the Corporation's Incentive Stock Option Plan (as amended) dated January 13, 2000 (the "Stock Option Plan"). The Stock Option Plan enables the Corporation to provide incentive stock options to eligible directors, senior officers, employees and consultants of the Corporation and its subsidiaries. The maximum number of shares for which options may be granted under the Stock Option Plan is fixed, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Corporation common shares as traded on the TSX Exchange (the "Exchange") on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined by the Board of Directors at the time of grant and options will be for terms not exceeding ten years. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Stock Option Plan.

There were no incentive stock options granted under the Stock Option Plan during the most recently completed financial year to any of the Named Executive Officers.

Options & SARs Exercised by Named Executive Officers

The following table sets forth each option exercised during the most recently completed financial year by the Named Executive Officers and the financial year end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN)($)	Unexercised Options at Fiscal Year-End(1) (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End (CDN($))(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul K. Conibear, President/CEO	100,000	40,000	150,000	Nil	211,500	Nil
Dirk Vanhooymissen, Employee	150,000	92,000	Nil	Nil	Nil	Nil
Hendrik de Witte, Employee	30,000	13,800	Nil	Nil	Nil	Nil

(1) Based on the difference between the option exercise price and the closing market price of the Corporation's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation's shares as at December 31, 2003 (i.e., fiscal year end) was CDN$2.28 per share.

Options and SAR Repricings

During the most recently completed financial year, the Corporation did not re-price any incentive stock options or SARs held by any of the Named Executive Officers.

Pension Plans

There are no pension plan benefits in place for any of the Named Executive Officers.

Employment Contracts/Arrangements

The Corporation and its subsidiaries have not entered into any compensatory plan or arrangement in respect of compensation received or that may be received by any of the Named Executive Officers during the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds CDN$100,000, other than as set out herein.

Pursuant to an employment contract with Mr. Paul K. Conibear dated January 01, 2003, Mr. Conibear was employed by the Corporation in the capacity of President and CEO of the Corporation, at an annual base salary of CDN$240,000 for no fixed term. In addition to standard medical, dental and life insurance benefits, Mr. Conibear's contract also provides that in the event of termination of his employment in certain circumstances, including in the event of a change of control in the Corporation, Mr. Conibear shall be entitled to receive severance payments equal to twelve months salary at the then applicable base salary rate.

COMPOSITION OF COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised of two non-executive directors; namely, Messrs. William A. Rand and John H. Craig and one executive director, Mr. Lukas H. Lundin.

REPORT ON EXECUTIVE COMPENSATION

The compensation of the Corporation's executive and certain other senior officers is determined by the Compensation Committee. Interested executives do not participate in discussions or decisions of the Compensation Committee regarding their remuneration. The Committee reports to the Board which in turn gives final approval to compensation matters.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's incentive stock option plan. When determining the compensation of the Corporation's executive officers, including the Named Executive Officers, the Compensation Committee takes into consideration, individual performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.

The general compensation philosophy of the Corporation for executive officers is to provide a level of compensation that is fair and competitive within the marketplace, that will attract and retain individuals with the experience and qualifications critical to the success of the Corporation and the enhancement of shareholder value, and that will reward the performance of those executives whose actions have a direct and identifiable impact on the performance of the Corporation.

The components of the Chief Executive Officer's compensation are the same as those which apply to the other senior executive officers of the Corporation; namely, base salary and long-term incentives in the form of stock options. These components are set forth in Mr. Conibear's employment agreement which provides for a minimum base salary of C$240,000 per year. In setting the Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the Chief Executive Officer's impact on the achievement of the Corporation's objectives for the previous financial year. There has been no change in Mr. Conibear's base salary since January 2003. During the financial year ended December 31, 2003, Mr. Conibear exercised previously granted incentive stock options to purchase common shares of the Corporation (see the table entitled "Options and SARs Exercised by Named Executive Officers" above for further details).

Submitted on behalf of the Compensation Committee
William A. Rand (Chairman)
Lukas H. Lundin
John H. Craig

Comparative Shareholder Return Performance Graph

The following graph compares the Corporation's cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly, the TSE 300 Index), assuming a Cdn$100 investment in common shares on December 31, 1999 and reinvestment of dividends, during the period. All currency references in the graph are to Canadian dollars


$160
$140
$120
$100
$80
$60
$40
$20
$-
Dec31/98
Dec31/99
Dec31/00
Dec31/01
Dec31/02
Dec31/03
TNK
TSX Composite

	31 Dec. 98	31 Dec. 99	31 Dec. 00	31 Dec. 01	31 Dec. 02	31 Dec. 03
TNK	100.00	53	50	25	58	143
TSX Composite	100.00	130	138	119	102	127

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the fiscal year ended December 31, 2003 for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Compensation

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Corporation's Stock Option Plan, from time to time. There were no incentive stock options granted during the most recently completed financial year to the directors of the Corporation (excluding the Named Executive Officers):

There were no options exercised during the most recently completed financial year by directors of the Corporation (excluding the Named Executive Officers). The following table sets forth the financial year end value of unexercised options held by directors on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lukas H. Lundin	Nil	Nil	150,000	Nil	211,500	Nil
John H. Craig	Nil	Nil	100,000	Nil	141,000	Nil
William A. Rand	Nil	Nil	100,000	Nil	141,000	Nil
Adolf H. Lundin	Nil	Nil	150,000	Nil	211,500	Nil

(1)In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds theoption exercise price. The closing market price of the Corporation's shares as at December 31, 2003 (i.e., fiscal year end) was CDN$2.28 per share.

Compensation for Services

During the fiscal year ended December 31, 2003, the Corporation and its subsidiaries paid:

(a) the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig is a partner, US$69,755 for legal services rendered as solicitors for the Corporation;

(b) Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, the sum of US$126,954, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately twelve employees and provides administration and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin directly.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts other than as disclosed elsewhere in this document.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Primary responsibility for managing the Corporation lies with the Board of Directors, although day-today management of the business of the Corporation is carried out by the Corporation's officers and employees, the Board sets policies and goals for management of the Corporation and supervises the implementation of those policies and goals. Certain duties, more effectively carried out by a smaller number of directors, are delegated to various committees of the Board, which report to the Board of Directors with their recommendations. The Corporation's Board of Directors has recently carried out a detailed study of the current corporate governance initiatives of Canadian regulators (including the recent pronouncements of the TSX Exchange (the "TSX") and the Ontario Securities Commission) in order to ensure that the Corporation's approach to corporate governance is current, appropriate and effective. The Board of Directors is satisfied that the Corporation's corporate governance practices meet these tests..

The Corporation's disclosure addressing each of the TSX's current corporate governance guidelines is attached as Schedule "A" to this management proxy circular. This disclosure statement, including Schedule "A", has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the fiscal year ended December 31, 2003, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

OTHER MATTERS

Management of the Corporation are not aware of any other matter to come before the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, or any adjournment thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of the Corporation's latest Annual Information Form and any documents incorporated therein by reference, its 2003 Annual Report to shareholders containing the comparative financial statements for 2003 together with the auditors report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this management proxy circular upon request to the Corporation. If you wish, this information may also be accessed on the Corporation's website (www.tenke.com).

CERTIFICATE

The contents and the distribution of this management information circular have been approved by the Board.

DATED this 30th day of April, 2004.

BY ORDER OF THE BOARD

(Signed) Paul K. Conibear, President and CEO

SCHEDULE "A"
TENKE MINING CORP.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The TSX has adopted 14 guidelines (the "TSX Guidelines") for effective corporate governance. The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. To maintain high standards of corporate governance in a rapidly changing environment, the Corporation's corporate governance practices are subject to ongoing review and have been benchmarked relative to the TSX Guidelines.

The following table indicates how the Corporation's system of corporate governance aligns with the TSX Guidelines:

TSX Corporate Governance Guidelines (Sec.474)	Does the Corporation Align?	Corporate Governance Practices of the Corporation
1. The Board of Directors of every corporation should explicitly assume responsibility for stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The Board acknowledges its responsibility for supervising the management of the business and affairs of the Corporation and it reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure to ensure that the best interests of the Corporation and its shareholders are being served.
(a) adoption of a strategic planning process	Yes	The Board reviews and approves the strategic and business objectives developed by management of the Corporation. The Corporation's general strategies and the implementation thereof are discussed regularly at Board meetings and the Board provides guidance to management on the evolution of the strategic plan.
(b) the identification of the principal risks of the corporation's business and implementation of appropriate systems to manage these risks	Yes	The Board, in its deliberations, considers the principal risks of the Corporation's business and receives reports from management of the Corporation's assessment and management of those risks.
(c) succession planning, including appointing, training and monitoring senior management	Yes	The Board and certain of its committees periodically review the Corporation's organizational structure and, in particular, review succession plans at the senior executive level and the performance of senior management.
(d) a communications policy for the Corporation	Yes	It is the Board's objective to provide shareholders and the general public with timely, appropriate and reliable information. The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established an investor relations and corporate development procedure where shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Corporation by the issuance of timely press releases which are concurrently posted to the Corporation's website. Under its mandate, the Board is required to oversee the Corporation's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Corporation with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Corporation with shareholders, governments and the public generally.
(e) the integrity of the corporation's internal control and management information systems	Yes	The Board monitors the internal control and management information systems which relate to the Corporation's operations and activities. The Board has appointed an Audit Committee that reviews compliance of financial reporting with accounting principles and appropriate internal controls. The Board, through the Audit Committee, regularly reviews the adequacy of the Corporation's internal controls. The Audit Committee meets at least quarterly with the auditors, reports to the Board prior to approval of quarterly and annual financial statements and reviews quarterly and annual financial statements prior to release.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest).	No	The Board currently consists of five (5) directors, two of whom; namely, John H. Craig and William A. Rand are considered "unrelated". The remaining three directors are all related. The Board's determination that a director is a related director or not an independent director does not imply that the director makes less of a contribution to the Corporation than a director determined to be unrelated or independent or that the director cannot and does not act with independence or in the best interests of the Corporation. The Board is actively searching for a suitable candidate as a sixth director who can fulfill the role of financial expert on the Board's Audit Committee, and if successful will increase the size of the Board from five to six directors during the ensuing year.
3. Disclose for each director whether he or she is related (a member of management) and how that conclusion was reached.	Yes	The Board has considered the relationship of each director. Messrs. Adolf H. Lundin and Lukas H. Lundin, are deemed to be related due to their family and business relationships. Mr. Paul K. Conibear is considered to be related because of his executive position with the Corporation. John H. Craig periodically provides legal services to the Corporation but is not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. Mr. William A. Rand is unrelated. The interests of Messrs. Craig and Rand, along with the interest of other directors, can be considered to fairly reflect the investment in the Corporation by shareholders.
4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated, with the responsibility for proposing to the full board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	In light of opportunities and risk facing the Corporation, the full Board determines what competencies, skills and personal qualities it should seek in new board members in order to add value to the Corporation. This information is used by the Corporate Governance Committee in developing a list of nominees for recommendation to the Board. It is the responsibility of this Committee to annually review the credentials of nominees for election and ensure qualifications are maintained and that there is an appropriate mix of related and unrelated directors, reflecting the Board's expertise and needs.
5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board, as a whole, the committees of the board and the contribution of individual directors.	Yes	The Corporate Governance Committee is responsible for monitoring corporate governance and assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The Board reviews annually, the terms of reference of each of its committees. At least once annually, the Committee reports to the Board with an assessment as to the Corporation's performance with respect to governance matters and the TSX Guidelines and provides recommendations to be implemented in order to remedy any deficiencies that are identified by the Committee.
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education programs for new recruits to the board.	No	The Board does not have a formal orientation and education program for new directors. Senior management provides regular reports to the directors on the Corporation's activities, including informal presentations. Current board members have served on many public company boards and are fully aware of the obligations and responsibilities of directors of public companies. The Board has undertaken to implement a formal orientation process, which will include a board manual.
7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Board has considered this issue and is of the view that, the Board, as presently constituted, brings together a mix of skills, background, diversity of views and independence that the Board considers appropriate for the stewardship Corporation and efficient functioning of the Board as a decision-making body.
8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board, through its Compensation Committee, periodically reviews the adequacy and form of compensation of directors to ensure that such compensation realistically reflects the responsibilities and risk associated with the position of director. Currently, none of the directors of the Corporation are compensated by the Corporation in their capacity as directors, nor are any directors compensated for committee participation or special assignments. Each of the directors has, however, been granted incentive stock options pursuant to the Corporation's stock option plan.

9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	There are currently three standing committees of the Board; namely, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Each of the Audit Committee, Compensation Committee and Corporate Governance Committee is composed of three (3) directors, one of whom is a related director. The Compensation Committee does not approve executive compensation but makes recommendations to the Board with respect thereto.
10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues, including the Corporation's response to the TSX Governance Guidelines.	Yes	The Board, as a whole, regularly considers corporate governance issues, in addition to the Corporate Governance Committee that oversees corporate governance practices to ensure that the Board and the Corporation comply with all regulatory recommendations and requirements for the responsible stewardship of the Corporation.
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Board manages the business of the Corporation for the collective benefit of the shareholders. The Board strives to meet or exceed the duties and responsibilities outlined in the TSX Guidelines, which include strategic planning, monitoring and management of the Corporation's principal business risks, succession planning and information systems and internal controls. Any responsibility which is not delegated to senior management or a Board committee, remains with the full Board. Given the size of the Board, all decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation require prior approval of the Board. In addition, the Board is responsible for monitoring the CEO's performance against corporate objectives directed at maximizing shareholder value.
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	The Board has not met without management present but is fully mandated to do so from time to time, if appropriate. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.
13. The audit committee of every board should be composed only of outside directors, i.e. independent of management. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	Yes	The Board has established an Audit Committee composed of three directors, one of whom is related. All of the members of the Audit Committee are financially literate (i.e. they have the ability to read and understand financial statements) and at least one member has accounting or related financial expertise (i.e. the ability to analyse and interpret a full set of financial statements, including the notes thereto, in accordance with Canadian GAAP). The Audit Committee meets a minimum of four times a year to review the annual and interim financial statements of the Corporation prior to their submission to the Board. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate and has the opportunity to meet with the auditors in the absence of management each quarter, if required. Due to its size, the Corporation has no formal internal audit process. The Audit Committee has a written mandate, a summary of which is set out below. - *compliance of financial reporting with accounting principles* - *oversee the effectiveness of management's interaction with and responsiveness to the Board* - *review annual and interim financial statements before they are approved by the Board* - *review the nature and scope of the annual audit* - *review the adequacy of internal accounting control procedures and systems* - *review evaluate the external auditors' performance for the preceding fiscal year, review their fees and make recommendations to the Board*
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation	Yes	Individual directors can engage outside advisors with the authorization of the applicable Committee of the Board or the Chairman of the Board.

BOWNE
PRINTED IN CANADA

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF

TENKE MINING CORP. (the "Corporation")

TO BE HELD AT SUITE 2101, 885 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA, ON THURSDAY, THE 10TH DAY OF JUNE, 2004 AT 10:00 AM.

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, appoints, Paul K. Conibear, President and CEO of the Corporation, or failing this person, William A. Rand, a director of the Corporation, or failing these persons, Sandra Kansky, Corporate Secretary of the Corporation, or failing these persons, William A. Rand, a Director of the Corporation, ***or in the place of the foregoing,*** ______________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

If any amendments or variations to the matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

	For	Withhold
1. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the board of directors of the Corporation		
2. To elect as director, Adolf H. Lundin		
3. To elect as director, Paul K. Conibear		
4. To elect as director, Lukas H. Lundin		
5. To elect as director, William A. Rand		
6. To elect as director, John H. Craig		
	For	**Against**
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy ____________________
(If the number of shares represented by this Proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.)

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. **This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.**

3. **If this Instrument of Proxy is not dated** in the space provided, it is deemed to bear the date on which it is mailed.

4. **A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person**, may simply register with the scrutineers before the Meeting begins.

5. **A Registered Shareholder who is not able to attend the Meeting or any adjournment thereof in person but wishes to vote on the resolutions**, may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; **OR**

   (b) **appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.**

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of each of management's nominees for directors and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of management's nominees set out in the management proxy circular as directors of the Corporation and in favour of the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation.** Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 – Outside North America: (416) 263-9524

TENKE MINING CORP.

(the "Corporation")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am the **REGISTERED** holder of ________________________ shares of the Corporation. *(Common)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: __________

CUSIP: 879944 20 5

SCRIP CORPORATION CODE: TNKQ

TENKE MINING CORP.

(the "Corporation")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am the **BENEFICIAL** owner of ______________________ shares of the Corporation. *(Common)*

SIGNATURE OF SHAREHOLDER: ________________________________ DATE: ____________

CUSIP: 879944 20 5

SCRIP CORPORATION CODE: TNKQ

FIRST QUARTER REPORT

March 31, 2004

TENKE

TENKE
MINING CORP.

Notice to Reader: The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation's management. The Corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TENKE MINING CORP.
FIRST QUARTER REPORT
For the Period Ended March 31, 2004

The Board of Directors is pleased to present the following report to shareholders on the activities of the Corporation during the first quarter period ended March 31, 2004

The quarter was very eventful for the Corporation, with measurable progress made both in our copper/gold exploration projects in Argentina, and with efforts to advance the Tenke Fungurume Copper/Cobalt Project in the Democratic Republic of Congo.

Gold and Copper Exploration in Argentina

The Corporation has an extensive land package in Argentina encompassing over 1.2 million hectares in the most prospective gold and copper exploration regions in the country. The Corporation is one of the largest mineral property holders in Argentina, with at least 4 active projects in various stages of exploration at the current time. Exploration priorities are the epithermal gold and copper/gold porphyry systems in the high Andes regions of Mendoza and San Juan Provinces, and lower elevation epithermal and low sulphidation gold bulk tonnage and vein targets in San Juan Province and the Patagonia region. The Corporation currently has 35 staff including 12 geologists based primarily out of field offices in San Juan and Bariloche working regionally in separate fully staffed teams.

During the first quarter, levels of exploration activity peaked on the Vicuna - Filo del Sol Project and the nearby Josemaria Project near the Chilean/Argentine border in San Juan Province. A second phase of drilling was conducted in the Filo del Sol diatreme, where a 4 hole deep drilling program was accomplished to test the deep copper potential indicated in an earlier phase of drilling. All four holes produced varying degrees of copper, gold and silver mineralization, with the best intercept being VRC-28 which returned 222m @ 0.66% copper extending to 324 m in depth from surface, with varying intervals of gold mineralization including 38m @ 1.75 g/t gold at the bottom of the hole. A subsequent round of drilling is being planned for the start of the next high-Andes exploration season which generally runs from October to May each year.

The first exploration work ever on the Josemaria porphyry target was started in October 2003, and by the end of January 2004, fast tracked exploration brought this new project to the drilling stage. By the end of the first quarter, we had completed the originally planned 6 hole RC program. Based on encouraging results we expanded the program to 10 holes which we were able to complete by mid-April just before the onset of the high Andean winter.

We are extremely pleased to report that 9 out of 10 holes at Josemaria produced significant levels of copper and gold mineralization, with the best holes being holes JMRC 01, 02 and 10, all coincident with the northern portion of a large magnetic geophysical anomaly. These holes whose assay results are summarized in the table below were all at the south end of the initial drilling zone. Mineralization is open at depth, open to the south and south west, there are higher grade zones of copper and gold within these drill intervals and much of the large geophysical magnetic anomaly has yet to be drilled.

HOLE #	INTERVAL (m)	FROM	TO	Au (g/t)	Cu (%)
JMRC 01	370	0	370	0.422	0.481%
JMRC 02	370	0	370	0.393	0.402%
JMRC 10	350	0	350	0.579	0.581%

Detailed analysis of drilling results and the deposit geology is in progress and a second phase drilling program of this new discovery is being planned to commence in October, as soon as weather permits. Based on the success of this season's exploration in the Vicuna region, the Corporation increased its land holding on both sides of the border, including the acquisition through an earn-in agreement of the Las Flechas property, several kilometers to the south of Josemaria.

Elsewhere in Argentina, progress was made on initial surface exploration of several high grade gold/silver showings in the Patagonia region, and initial prospecting was started on a lower elevation gold breccia target in San Juan Province. The objective is to advance at least one of these gold targets into drilling within the next 4 months.

Due to a major financing completed during the quarter, the Corporation is well funded for at least the next 2 years at current levels of exploration activity. Given the combination of the Corporation's large mineral concession holding, the outstanding track record of our key exploration staff and the existence of several quality copper and gold exploration projects proceeding in parallel, we are optimistic that our Argentine exploration program will produce a significant improvement in company asset value over the year ahead.

Tenke Fungurume Copper/Cobalt Project – DRC

The Tenke Fungurume copper-cobalt deposits comprise one of the world's largest known copper-cobalt resources and are capable of being developed into a large scale, long-life mine demonstrating low operating costs. The deposits, containing extensive high-grade mineralization, are located within two concessions totaling in excess of 1,400 square kilometres in Katanga Province, Democratic Republic of Congo ("DRC").

To take into account the effects of the conflict which has affected the DRC and the project in a major way over the last 5 years, a development strategy of starting the project in a smaller scale than previously contemplated is advancing. During the first quarter of 2004, numerous meetings were held between the Corporation, the new DRC government and Gecamines - the state mining company, with attendance of Phelps Dodge Corporation, who are in the process of becoming the majority shareholder of the project through agreements with the Corporation and its subsidiaries.

On January 16, 2004, Phelps Dodge converted their option agreement to a formal shareholder's agreement. This agreement sets out the details whereby Phelps Dodge ultimately becomes majority shareholder and operator of the project, with Tenke Mining Corp retaining 30 % of the private investor's ultimate share ownership in the project. Tenke Mining Corp. is carried by Phelps Dodge up to a positive build decision, after which time both Phelps Dodge and Tenke Mining Corp. become participating partners prorata funding project requirements 70:30. The full implementation of the Phelps Dodge/Tenke shareholders agreement is subject to certain conditions including restructuring of the existing ownership distribution with the government and Gecamines and modification of fiscal terms to be consistent with the principles of the new mining code which was recently brought into law in the DRC. Detailed discussions continue with the DRC authorities and good progress is being made.

While the Tenke Fungurume project remains in suspension due to a number of reasons beyond the control of the Corporation, the DRC continues to make both economic and political progress which we are optimistic could lead the country back to an environment where major investment in Tenke Fungurume can restart again, taking this outstanding mineral deposit into full production.

General

During the quarter, the Corporation successfully completed a Cdn$11 million financing based on a share issue of 4 million shares at a financing price of $2.75/share. Investor relations activities during the quarter included the attendance at the Indaba mining conference in Cape Town which features leading African mine developers in February, and the subsequent PDAC in Toronto in March, where the Corporation's Argentine exploration projects were featured.

Corporate objectives for the second quarter 2004 include achieving milestone progress in discussions in the DRC, successful completion of current drilling programs at the Vicuna and Josemaria projects in San Juan Province, Argentina, and advancement of at least one of our Patagonian gold projects into the drilling stage.

On behalf of the Board

Paul K. Conibear
President

May 11, 2004

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in U.S. Dollars unless otherwise indicated)
THREE MONTHS ENDED MARCH 31, 2004

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Tenke Mining Corp. (the "Corporation") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and related notes thereto. The financial information in this MD&A is derived from the Corporation's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is May 8, 2004.

Additional information about the Corporation and its business activities is available on SEDAR at www.sedar.com.

General

The Corporation is a mineral resource company engaged in exploring, acquiring and developing precious and base metal properties. The Corporation holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"), such interest being subject to an agreement with Phelps Dodge Exploration Corp. ("PD") whereby under certain conditions, PD becomes the majority shareholder of the DRC assets. In addition, the Corporation has a large exploration property position in Argentina consisting of numerous copper and gold exploration targets. The Argentine assets include a 100% interest in the Los Caballos property located in the Vicuña exploration district, in San Juan Province and options to earn majority interests in the Alto Rico, Batidero, Mendoza, Vicuña West and Lirio properties. The Corporation's exploration property position in Argentina is now in excess of 1.2 million hectares.

During the quarter ended March 31, 2004, the Corporation signed an agreement with Viceroy Exploration Ltd., whereby the Corporation can earn a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating $4.5 million over 5 years. The Las Flechas Project is located in northern San Juan province in Argentina. This transaction is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement.

Results of Operations

The Corporation's loss for the three months ended March 31, 2004 at $98,000 was comparable to the loss for the first quarter of 2003.

General and administrative expenses for the three months ended March 31, 2004 were $250,000. This represented an increase of $22,000 compared to expenses of $228,000 for the same period of 2003. In particular, professional expenses increased by $42,000 to $68,000 primarily due an increase in legal expenses associated with revising the Agreements with PD for the Tenke Fungurume Project as mentioned below and property acquisition agreements in Argentina.

The losses are a reflection of the Corporation's status as a non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At March 31, 2004, the Corporation had a working capital position of approximately $9.7 million compared to $2.6 million at December 31, 2003. During the quarter ended March 31, 2004, the Corporation completed a private placement of 4 million common shares at CDN$2.75 per common share for aggregate proceeds of CDN$11 million. Net proceeds of the private placement will be used towards its copper/gold exploration programs in Argentina as well as for general working capital purposes.

As mentioned below, the agreement with PD currently provides for the funding of the Tenke Fungurume project. As and when necessary, the Corporation intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing Argentina projects and to acquire and develop new projects as determined by the Board of Directors of the Corporation.

Mineral Properties

Tenke Fungurume Project, Congo

The Corporation, through its wholly owned subsidiary, Lundin Holdings Limited ("Lundin"), holds a controlling 55% interest in the Tenke Fungurume Project. During the three months ended March 31, 2004, Lundin received approximately $466,000 pursuant to a shareholder's agreement with PD dated January 16, 2004. PD has the obligation, as long as the agreement remains in force, to fund certain on-going project expenditures. During the three months ended March 31, 2004, these project expenditures included expenses relating to meetings with DRC government authorities and our partner, Gécamines (a state owned Congolese company), and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement provides for project funding only and does not fund the Corporation's own corporate costs.

On October 31, 2003, the Corporation signed a Letter of Agreement with PD setting out the terms whereby PD will become a 70% owner of Lundin. This new arrangement replaced the existing option agreement originally established in 1998 with BHP, and subsequently transferred to PD in September 2002. Under the new arrangement, the Corporation will have 30% of Lundin's ultimate project share ownership once certain conditions are agreed between the Corporation, PD, Gécamines and the DRC government. Lundin's share of the Tenke Fungurume Project costs will be funded by PD up to a decision to build, after which time Lundin will become a contributing partner. On January 16, 2004 PD and the Corporation signed a shareholders agreement which further sets out the details and the conditions which make the shareholding fully operational.

On February 23 1999, the Corporation advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Corporation's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study. Notice was given of Force Majeure in accordance with the Corporation's agreements which had the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Corporation is required to make certain payments in respect of the Tenke Fungurume Project should the Corporation elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure, and for a sufficient time thereafter for the Corporation to achieve the same position it was in before the problems occurred.

During September 2003, the Corporation in conjunction with PD, submitted a formal proposal to the new DRC Government and Gécamines to amend the existing agreements to align with fiscal terms in the DRC's new mining code. The proposal is based on starting the Tenke Fungurume Project on a smaller scale than originally contemplated to reflect the material changes which have occurred due to the conflict, including degradation to regional infrastructure such as roads, rail, power and construction resources critical to the successful advancement of a significant mining operation. The proposal includes conditional commitments to advance the Tenke Fungurume Project in a phased manner as soon as mutually agreeable amendments to existing agreements can be achieved, with the intent to further expand facilities to the fullest extent that conditions allow.

Gold and Base Metal Exploration in Argentina

The Corporation has assembled a land package encompassing key prospective gold and base metal regions in Argentina. The prime areas of focus are in the Patagonia region and Mendoza and San Juan provinces. The Corporation currently has 37 people on staff including 13 geologists and 19 field staff working primarily out of field offices in San Juan and Bariloche to support the exploration activities in these key regions. During the three months ended March 31, 2004, the Corporation expended a total of approximately $512,000 on the various properties. These expenditures included option payments, mapping, sampling, drilling and analysis.

Related Party Transactions

The Corporation has transactions with related parties that are disclosed in Note 4 of the consolidated financial statements.

Outstanding Share Data

As at April 30, 2004, the Corporation had 46,037,329 common shares outstanding compared to 45,862,328 shares as at March 31, 2004 after giving effect to the exercise of incentive stock options and 1,003,000 share options outstanding under its stock-based incentive plans. The Corporation had no share purchase warrants outstanding.

Outlook

The last quarter of 2003 and the first quarter of 2004 saw a dramatic surge in both precious and base metal prices and the accompanying increase in most mining stocks. This surge exceeded expectations of both mining industry analysts and the mining companies and towards the end of the first quarter, some analysts were forecasting a tempering of metal prices which had got ahead of the fundamentals of industrial growth. At the time of writing, copper, zinc, gold and silver prices have fallen off between 10 and 20 % of the highs experienced early in the year. We continue to have confidence that on the whole, metal prices will continue to be strong relative to the down cycle experienced over the last several years, such that the Corporation's exploration and development activities should continue to receive strong investor support and wide industry recognition in the year ahead. With the success of drilling at the Vicuna and Josemaria copper/gold properties in Argentina, already there have been a number of major mining companies conducting due diligence, which is a favorable sign validating the achievements resulting from the 1st quarter 2004 drilling programs in Argentina.

The Corporation is well funded such that exploration can continue for at least the next 2 years at the currently planned levels of activity. During the last 12 months, the Corporation spent approximately $2 million on Argentine exploration. Plans for the next year contemplate a program about double this size, in the range of $3.5 - $4 million. In the event that dramatic exploration drilling success is achieved this year on any of the Corporation's Argentine exploration projects, we would likely increase drilling activity significantly. Under such a circumstance, the drilling success would justify much greater expenditures and additional exploration funding might be needed in the 12 to 18 month period ahead. The Corporation does not forsee any direct funding requirements by Tenke Mining Corp. for the Tenke Fungurume Project in the year ahead as Phelps Dodge are obligated to fund all costs for the DRC activities up to a build decision, as long as they maintain involvement in the project.

Politically and economically, the DRC continues to improve quarter by quarter, however it will take some time to build confidence that the peace process is durable, and that a functional government will persevere. In Argentina, the peso has remained remarkably stable over the last 12 months which has made it very economical for our exploration work. There are no imminent changes expected in currency rates, economic conditions or political stability in Argentina as the new government heads into its second year of office. Generally, the Argentine economy is expected to slowly strengthen, and foreign investment to generally increase, including investment in the mining sector.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Corporation's future results, include, but are not limited to, competition, risk inherent in mineral exploration and development, changes in government regulation and policies including trade laws and policies, impact of changes in foreign currencies exchange rates, political risk arising from operating in DRC and Argentina, receipt of permits and approvals from government authorities and other operating and development risks.

TENKE MINING CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	March 31, 2004 (Unaudited)	December 31, 2003
ASSETS		
Current assets		
Cash	$ 9,855,197	$ 2,960,104
Accounts receivable	222,049	61,351
Due from related parties	64	6,469
Supplies inventory	57,994	57,994
Prepaid expenses	102,407	103,458
	10,237,711	3,189,376
Mineral properties and related expenditures	104,630,982	104,119,295
Fixed assets, net	373,652	406,424
	105,004,634	104,525,719
	$ 115,242,345	$ 107,715,095
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 158,617	$ 232,870
Due to related parties	342,618	372,927
	501,235	605,797
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	246,506,948	238,777,368
Authorized -		
Unlimited common shares without par value		
Issued and outstanding -		
45,862,328 shares (2003 - 41,685,328 shares)		
Contributed surplus - stock options	162,440	162,440
	246,669,388	238,939,808
Deficit	(131,928,278)	(131,830,510)
	114,741,110	107,109,298
	$ 115,242,345	$ 107,715,095

Approved by the Board:

Director

Director

TENKE MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Expenses		
Amortization	$ 198	$ -
General exploration and project investigation	21,325	38,242
Interest and bank charges	2,407	716
Management fees	29,599	23,852
Consulting	9,000	8,250
Office and general	1,340	4,174
Professional fees	68,065	26,455
Promotion and public relations	28,953	25,179
Stock exchange and filing fees	57,754	60,842
Telephone and facsimile	1,320	750
Transfer agent and shareholder information	3,394	3,119
Travel	1,221	6,974
Wages and benefits	25,805	29,061
	250,381	227,614
Other (income) expenses		
Interest income	(7,806)	(3,609)
Foreign exchange gain	(144,807)	(127,797)
Write-off of mineral property interests	-	2,251
Loss for the period	97,768	98,459
Deficit, beginning of the period	131,830,510	131,586,473
Deficit, end of the period	$ 131,928,278	$ 131,684,932
Basic and diluted loss per common share	$ 0.00	$ 0.00
Weighted average number of shares outstanding	42,941,828	37,211,995

TENKE MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Cash flows (for) operating activities		
Loss for the period	$ (97,768)	$ (98,459)
Items not affecting cash		
Unrealized foreign exchange gain	(144,807)	(127,797)
Amortization	198	-
Write-off of mineral property interests	-	2,251
	(242,377)	(224,005)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	(153,242)	(1,030)
Accounts payable and accrued liabilities	(74,253)	(117,157)
	(469,872)	(342,192)
Cash flows (for) investing activities		
Mineral properties and related expenditures	(941,387)	(640,849)
Purchase of fixed assets	(3,351)	(92,708)
	(944,738)	(733,557)
Cash flows from financing activities		
Common shares issued, net	7,729,580	3,558,170
Due to related parties	(30,309)	(4,864)
Option payments received	465,625	430,000
	8,164,896	3,983,306
Effect of exchange rates on cash and cash equivalents	144,807	127,797
Increase in cash	6,895,093	3,035,354
Cash, beginning of the period	2,960,104	1,185,169
Cash, end of the period	$ 9,855,197	$ 4,220,523

TENKE MINING CORP.
interim CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in US Dollars)
(Unaudited)

	Tenke Fungurume Congo	Patagonia Argentina	Mendoza Argentina	San Juan Argentina	Tierra del Fuego Argentina	Total
Balance, December 31, 2002	$ 102,000,000	$ 162,287	$ 93,632	$ 133,272	$ -	$ 102,389,191
Care and maintenance/ special activities	1,671,832	-	-	-	-	1,671,832
Acquisition, permits and taxes	-	31,458	48,004	144,417	24,566	248,445
Drilling	-	96,436	-	80,100	-	176,536
Excavation	-	12,204	-	118,870	-	131,074
Geophysical, staking and maps	-	46,395	101	56,015	-	102,511
Office and general	-	60,321	7,231	99,709	3,839	171,100
Professional fees	-	172,778	33,097	187,961	23,607	417,443
Sampling and testing	-	55,513	1,751	30,841	-	88,105
Technical and field staff	-	25,731	3,826	85,662	1,697	116,916
Transport and travel	-	48,429	3,616	107,007	8,266	167,318
Value added taxes	-	50,294	9,349	80,867	5,937	146,447
	1,671,832	599,559	106,975	991,449	67,912	3,437,727
Option payments received	(1,697,000)	-	-		-	(1,697,000)
Incurred during the year	(25,168)	599,559	106,975	991,449	67,912	1,740,727
Write-off of mineral property interests	-	-	-	(10,623)	-	(10,623)
Balance, December 31, 2003	$ 101,974,832	$ 761,846	$ 200,607	$ 1,114,098	$ 67,912	$ 104,119,295
Care and maintenance	463,912	-	-	-	-	463,912
Acquisition, permits and taxes	-	7,586	16,407	35,026	465	59,484
Drilling	-	-	-	30,391	-	30,391
Excavation	-	-	-	28,176	-	28,176
Geophysical, staking and maps	-	2,257	4,506	7,989	1,999	16,751
Office and general	-	4,841	6,233	31,896	3,635	46,605
Professional fees	-	25,381	26,635	63,892	16,392	132,300
Sampling and testing	-	2,598	937	11,050	326	14,911
Technical and field staff	-	2,878	5,458	36,707	2,646	47,689
Transport and travel	-	7,923	7,155	73,675	5,353	94,106
Value added taxes	-	4,990	6,280	28,841	2,876	42,987
	463,912	58,454	73,611	347,643	33,692	977,312
Option payments received	(465,625)	-	-	-	-	(465,625)
Incurred during the period	(1,713)	58,454	73,611	347,643	33,692	511,687
Balance, March 31, 2004	$ 101,973,119	$ 820,300	$ 274,218	$ 1,461,741	$ 101,604	$ 104,630,982

TENKE MINING CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(Unaudited)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Tenke Mining Corp. (the "Corporation") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Corporation's 2003 Annual Report.

2. Share Capital

The authorized and issued share capital is as follows:

Authorized:

Unlimited common shares without par value

	Number of Shares	Amount
Shares Issued:		
Balance, December 31, 2003	41,685,328	$ 238,777,368
Private placement, net	4,000,000	7,600,023
Stock options exercised	177,000	129,557
Balance, March 31, 2004	45,862,328	$ 246,506,948

3. Mineral Properties

During the quarter ended March 31, 2004, the Corporation signed an agreement with Viceroy Exploration Ltd., whereby the Corporation can earn a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating to $4.5 million over 5 years. The Las Flechas Project is located in northern San Juan province in Argentina. This transaction is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement.

4. Related Party Transactions

(a) Included in management fees and wages and benefits and in mineral properties and related expenditures are expenditures of $35,599 for the three months ended March 31, 2004 in respect of administrative services and technical consultancy services provided by companies affiliated through common directors. At March 31, 2004, $6,680 was due to these companies and is included in amounts due to related parties. All amounts are non-interest bearing.

(b) The Corporation incurred legal fees of $82,406 during the three months ended March 31, 2004 from a law firm of which a partner is a director of the Corporation. At March 31, 2004, $20,400 was due to this law firm and is included in amounts due to related parties.

TENKE MINING CORP.
CORPORATE DIRECTORY
MARCH 31, 2004

OFFICERS
Lukas Lundin,
Chairman
Paul Conibear,
President and Chief Executive Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Chief Financial Officer

DIRECTORS
Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CORPORATE OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 45,862,328 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
Toronto Stock Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5

WPN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Prepared by Management)

------INDEX------

WPN RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2004 WITH AUDITED FIGURES AS AT DECEMBER 31, 2003

(Prepared by Management)

	31-Mar-04 (Unaudited)	Restated 31-Dec-03 (Audited)
ASSETS		
CURRENT		
Cash (Note 5)	$ 589,484	$ 790,945
Accounts receivable	-	66,572
Goods and services tax receivable	2,196	2,860
Prepaid expenses and deposits	9,155	9,155
	600,835	869,532
PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES (Notes 3(c) and 6)	847,047	894,027
EQUIPMENT (Note 3(d))	3,162	3,329
Total Assets	$ 1,451,044	$ 1,766,888
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	$ 65,790	$ 66,153
Share subscriptions received (Note 9(b))	-	950,000
	65,790	1,016,153
LONG TERM		
Convertible promissory note (Note 8)	282,624	275,874
Total Liabilities	348,414	1,292,027
SHARE CAPITAL (Note 9)	21,968,573	21,018,573
CONTRIBUTED SURPLUS (Notes 4 and 11)	614,200	486,200
DEFICIT (Note 4)	(21,480,143)	(21,029,912)
Total Shareholders' Equity	1,102,630	474,861
Total Liabilities and Shareholders' Equity	$ 1,451,044	$ 1,766,888

APPROVED ON BEHALF OF THE BOARD:

"Feroz Sultan"

Feroz Sultan, Director

"Glenn Whiddon"

Glenn Whiddon, Director

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND 2003

(Prepared by Management)

	31-Mar-04 (Unaudited)	31-Mar-03 (Unaudited)
ADMINISTRATION COSTS		
Accounting, administration, and auditing	$ 3,600	$ 4,315
Amortization and depreciation	166	324
Interest and bank charges	8,680	1,022
Legal, consulting, and professional fees	161,804	88,863
Office, rent, and miscellaneous	25,378	17,357
Salaries and benefits	9,036	-
Shareholders services	5,207	3,186
Stock-based compensation (Note 11)	128,000	-
Travel	58,581	34,478
	400,452	149,545
OTHER (REVENUE)/EXPENSES		
Foreign exchange gain/(loss)	(6,042)	-
Interest	(531)	241
Petroleum and natural gas property abandoned	56,352	-
	49,779	241
INCOME/(LOSS) BEFORE DISCONTINUED OPERATIONS	(450,231)	(149,304)
RECOVERY/(LOSS) ON DISCONTINUED OPERATIONS	-	57,675
NET INCOME (LOSS) FOR THE PERIOD	(450,231)	(91,629)
DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	(20,607,712)	(20,668,273)
ADJUSTMENT FOR RETROACTIVE CHANGE IN ACCOUNTING POLICY WITH RESPECT TO EMPLOYEE STOCK OPTIONS (Note 4)	(422,200)	-
DEFICIT, END OF PERIOD	$ (21,480,143)	$ (20,759,902)
INCOME (LOSS) PER SAHRE (Note 3(i))	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND 2003

(Prepared by Management)

	31-Mar-04 (Unaudited)	31-Mar-03 (Unaudited)
OPERATING ACTIVITIES		
Loss before discontinued operations	$ (450,231)	$ (149,304)
Changes to income not involving cash		
Amortization and depreciation	166	324
Accrued interest	6,750	-
Petroleum and natural gas property abandoned	45,352	-
Stock-based compensation (Note 11)	128,000	-
Net changes in non-cash working capital	66,874	87,948
Net cash flows used in continuing operating activities	(192,089)	(61,032)
Recovery on discontinued operations	-	57,675
Net cash flows used in operating activities	(192,089)	(3,357)
INVESTING ACTIVITIES		
Investment in resource properties	(9,372)	(97,406)
Net cash flows used in investing activities	(9,372)	(97,406)
NET INCREASE/(DECREASE) IN CASH	(201,461)	(100,763)
CASH, BEGINNING OF PERIOD	790,945	186,107
CASH, END OF PERIOD	$ 589,484	$ 85,344

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

(Prepared by Management)

	ABBADESSE PERMIT	PANTELLERIA PERMIT	BORSANO PERMIT	SLOVENIA PERMIT	Total
ACQUISITION COSTS					
Opening balance	$ 268,261	$ 343,450	$ 17,637	$ -	$ 629,348
Shares issued	-	-	-	-	-
Cash payments	-	273	-	-	273
Claim abandoned	-	-	(17,637)	-	(17,637)
Closing balance	268,261	343,723	-	-	611,984
DEFERRED DEVELOPMENT AND EXPLORATION					
Opening balance	141,932	84,031	38,716	-	264,679
Feasibility study	1,202	-	-	-	1,202
General exploration	-	-	-	7,898	7,898
Due diligence	-	-	-	-	-
Claim abandoned	-	-	(38,716)	-	(38,716)
Closing balance	143,134	84,031	-	7,898	235,063
BALANCE, END OF PERIOD	$ 411,395	$ 427,754	$ -	$ 7,898	$ 847,047

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS

The Company was incorporated in the Yukon Territory as Star Valley Resources Corporation (Star Valley) in February 1988. In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited (SGL), a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. (WPN) in December 1996. Effective January 8, 2002 the Company consolidated its share capital on a four old for one new basis and changed its name to WPN Resources Ltd.

At March 31, 2004, the Company is principally engaged in investing in natural resource projects in Europe. At March 31, 2004 all petroleum and natural gas properties held by the Company were unproven.

NOTE 2 – GOING CONCERN ASSUMPTION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue business.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

(a) General

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(b) Principles of consolidation

The operations of all subsidiaries in which the Company directly or indirectly owns more than 50% of the common shares are included in these interim consolidated financial statements. Investments in other companies in which the Company owns between 20% and 50% area accounted for under the equity method of accounting.

These interim consolidated financial statements include the accounts of the following subsidiaries:

Company	Place of Incorporation	Percentage Ownership
Western Pinnacle Mining (Cyprus) Ltd.	Cyprus	100%
WP Oil Limited	Cyprus	100%
WPM Overseas Limited	Cyprus	100%

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Petroleum and natural gas properties

(i) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs are depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The Company's petroleum production activities are conducted jointly with others, and accordingly the accounts reflect only the Company's proportionate interest in such activities.

(ii) Ceiling test

The capitalized costs less accumulated depletion and depreciation, future income taxes, and site restoration and abandonment costs are limited to an amount equal to the estimated future net revenue from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the costs, if any, (net of impairments) of unproved properties, less estimated future site restoration and abandonment, general and administrative expenses, financing costs, and income taxes.

(iii) Provision for site restoration

Future site restoration and abandonment costs of the Company's petroleum and natural gas properties are provided for when a reasonable estimate can be made. The estimated expense is reduced by expected equipment salvage values at the time of the abandonment. The resulting net estimated expense, if any, is amortized against earnings over the remaining life of the Company's reserves on a unit-of production basis. Actual expenditures are applied against the accumulated provision account.

The recoverability of amounts shown as petroleum and natural gas property expenditures is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete their development, and future profitable production or disposition thereof. Recorded costs are not intended to reflect present or future values of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(d) Equipment

Equipment is recorded at historical cost. The declining-balance method is used to amortize office equipment at an annual rate of 20%.

In the year of acquisition, only one-half of normal rates are used.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Foreign currency

Transactions recorded in foreign currencies and the accounts of foreign subsidiaries have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the approximate rates prevailing at the consolidated balance sheet dates;

(ii) non-monetary assets and liabilities have been translated at historical rates;

(iii) deferred costs at the average rates in effect during the period in which the costs are incurred; and

(iv) gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

At March 31, 2004, US dollar amounts were converted at a rate of $1.35 Canadian dollars to $1.00 US dollar. Euro amounts were converted at a rate of $1.60 Canadian dollars to 1 Euro. AUD amounts were converted at a rate of $0.96 Canadian dollars to 1 AUD.

(f) Financial instruments

The Company's financial instruments consist of cash, GST and accounts receivable, accounts payable, and debt. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments as disclosed in the related notes to the interim consolidated financial statements. The estimated fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(g) Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(h) Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

(i) Income/(loss) per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants and option has an anti-dilutive effect.

The weighted-average number of shares outstanding during the period was 30,903,811 (31Dec03 – 24,462,687).

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Stock-based compensation

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation.

(k) Non monetary consideration

Share capital issued as non-monetary consideration is recorded a the fair market value of the shares on the date of an agreement to issue shares as determined by the Board of Directors of the Company and is based on the trading price of the shares on the Exchange on that date.

NOTE 4 – CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company is required to value all stock-based compensation granted using the fair value method, as determined using the Black-Scholes option valuation model. The effect of retroactively adopting the fair value based method of accounting for stock-based compensation is to increase net loss for the year ended December 31, 2003 by $422,200 and increase deficit and contributed surplus as at December 31, 2003 by $422,200.

NOTE 5 – CASH

Cash comprised the following:

	31Mar04	31Dec03
Cash in bank		
Canadian Dollars	$ 519,848	$ 30,601
US Dollars	10,951	41,133
Other Currencies	57,930	23,951
Lawyer's trust account		
Canadian Dollars	755	695,260
	$ 589,484	$ 790,945

NOTE 6 – PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES

(a) Abaddesse Permit

During fiscal 2002, the Company signed an agreement, and received regulatory approval, to purchase an application for a permit covering approximately 38,200 hectares in the southeastern Po Valley on the Adriatic coast of Italy. Consideration for the permit is issuance of 1,687,500 common shares of the Company (issued), at a deemed price of $0.12 and a reimbursement of costs to the vendors of US$41,250 (paid). The sellers of the san Marco property retain a royalty interest of 1.5% of gross revenues received from any hydrocarbons produced from the property.

The Company has committed to the following expenditures on the permit:

(i) within 12 months: Gravity and Geological Study (US$28,000);
(ii) within 24 months: 100 kilometres of seismic reprocessing (US$125,000);
(iii) within 36 months: 60 kilometres of seismic acquisition (US$200,000); and
(iv) within 48 months: drilling of one well to a depth of 3,000 metres (US$3,000,000).

NOTE 6 – PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES (Continued)

(a) Abaddesse Permit (Continued)

During fiscal 2003, the Company signed a Joint Development Agreement ("JDA") with Blugas S.p.A. ("Blugas"), an independent Italian gas trading company. Under the JDA, Blugas has agreed to invest Euro 1,500,000 in the exploration of the Abbadesse prospect, which is part of the San Marco permit. In exchange Blugas will have a 20% participating interest in the first 350 million SCF of gas, in addition Blugas will have an exclusive right to purchase all available production from the field for a term of up to 12 years.

(b) Pantelleria Permits

During fiscal 2003, the Company signed an agreement, and received regulatory approval, to purchase two permit applications covering approximately 65,700 and 66.500 hectares respectively. Consideration of these permits, known as Pantelleria West and Pantelleria South, is the issuance of 2,014,497 common shares of the Company (issued) at a deemed price of $0.12 and reimbursement of vendors costs totally US $67,501 (paid). The sellers of the Pantelleria permits retain a royalty interest of 1.5% of gross revenues received from any hydrocarbons produced from the property. The Company has committed to expenditures of US $45,000 within one year of the date of issuance of the permits, being July 31, 2004.

The common shares issued pursuant to this agreement are subject to an escrow agreement and are to be released as to 10% of the shares on closing and 15% of the balance of the shares at six month intervals over a three year period. As at December 31, 2003 503,627 common shares (representing 25%) had been released from escrow.

(c) Borsano Permit

In April 2002, the Company exercised its option to purchase the Borsano permit application covering approximately 31,800 hectares. Consideration for the permit is the issuance of 1,231,027 common shares of the Company at a deemed price of $0.10 and the reimbursement of costs incurred by the vendors totalling US $41,249 (US $11,379 paid). As at March 31, 2004 the Company had elected not to exercise its option and abandoned this claim.

(d) Slovenia Permit

In February 2004, the Company signed an agreement with Nemmoco Slovenia Corporation and partners with respect to the deeper gas horizons underlying the joint venture area in eastern Slovenia and subsequently amended the agreement. Under the amendments to the agreement, the Company is required to spend no less than Euro 4 million within the next 12 months on an agreed work program designed to evaluate certain reservoirs underlying the Joint Venture Area that contains the Petisovci and Dolina fields. Upon completion of the work program, the Company will have earned its 45.09% interest in the reservoirs.

NOTE 7 – CONVERTIBLE LOAN FACILITY

During fiscal 2003, the Company negotiated a term credit in the amount of $250,000. The credit may be drawn down in maximum amounts of $25,000 per month. At the option of the Lender, the Lender may require the credit to be repaid by the issuance of shares at a rate of $0.13 per share. The loan bears interest at 10% per annum. At March 31, 2004, the balance outstanding under the term credit was $nil ($nil – 31Dec03); however, the Company has given notice of its intention to drawdown under this facility.

NOTE 8 – CONVERTIBLE PROMISSORY NOTE

During fiscal 2003, the Company issued a convertible promissory note aggregating US$200,000 to a company controlled by the President of the Company. The note bears interest at a rate of 10% per annum and is repayable 24 months from the date of issuance, or July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding at the date of conversion. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. At March 31, 2004 accrued interest of US$15,000 is included in the balance.

NOTE 9– SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Amount
Balance as at December 31, 2003	24,966,311	$ 21,018,573
Private placement	5,937,500	950,000
Balance as at March 31, 2004	30,903,811	$ 21,968,573

On January 6, 2004, the Company completed a private placement of 5,937,500 units at $0.16 per unit for cash proceeds of $950,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.16 for a period of two years.

(c) Stock Options:

During fiscal 2002, the Company granted options to directors and employees of the Company for the purchase of up to 1,410,000 common shares of the Company at an exercise price of $0.24, exercisable until March 21, 2005.

During fiscal 2003, the Company granted options to directors and employees of the Company for the purchase of up to 800,000 common shares of the Company at an exercise price of $0.15, exercisable until December 31, 2006.

On February 25, 2004, the Company granted options to directors and employees of the Company for the purchase of up to 400,000 common shares of the Company at an exercise price of $0.20, exercisable until February 24, 2007.

On March 22, 2004, the Company granted options to directors and employees of the Company for the purchase of up to 200,000 common shares of the Company at an exercise price of $0.20, exercisable until March 21, 2007.

At March 31, 2004 there were 2,810,000 (2,210,000 – 31Dec03) options outstanding.

(d) Warrants:

During fiscal 2003, 2,500,000 warrants were issued at an exercise price of $0.25, exercisable until July 30, 2004.

On January 6, 2004, 5,937,500 warrants were issued at an exercise price of $0.16, exercisable until January 6, 2006.

At March 31, 2004 there were 8,437,500 (2,500,000 – 31Dec03) warrants outstanding.

NOTE 9– SHARE CAPITAL (Continued)

(e) Common shares in escrow:

As at March 31, 2004 there were 1,510,870 (1,510,870 – 31Dec03) common shares in escrow.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2004, the Company paid or accrued legal, consulting, and professional fees, and salaries and wages of $23,856 (29,530 – 31Mar03) to directors and a company in which a director has an interest.

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related party and the Company.

NOTE 11 – STOCK BASED COMPENSATION

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

For the period ended March 31, 2004, the Company issued 600,000 stock options. Using the Black-Scholes option-pricing model, compensation expense of $128,000 was recorded in the statement of operations, and credited to contributed surplus for the period ended March 31, 2004.

NOTE 12 – INCOME TAX

(a) The Company has approximately $2,314,000 of Canadian non-capital losses carry-forward as of December 31, 2000 which may be applied against future taxable income and expire at varying dates up to 2007. No benefit in respect of these losses has been recognized in these interim financial statements.

(b) Although the Company's Russian subsidiary have been liquidated according to Russian law, the Company, through its subsidiary Geometall, conducted a significant amount of is business in Russia. Russia currently has a number of laws related to various taxes imposed by both federal and regional government authorities. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties, and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

NOTE 13 – SEGMENTED INFORMATION

During the period ended March 31, 2004, the Company had one operational activity: petroleum and natural gas property exploration and exploitation. This operation was performed in the countries Canada, Italy and Slovenia, thus geographical segments are presented:

31Mar04	CANADA	RUSSIA	ITALY	TOTAL
Revenue	$ 6,573	$ -	$ -	$ 6,573
Administrative expenses	183,550	-	88,902	272,452
Petroleum and natural gas claim abandoned	-	-	56,352	56,352
Income/(loss)for the period	$ (176,977)	$ -	$ (145,254)	$ (322,231)
Identifiable assets	$ 549,044	$ -	$ 902,000	$1,451,044

31Mar03	CANADA	RUSSIA	ITALY	TOTAL
Revenue	$ 241	$ -	$ -	$ 241
Administrative expenses	100,748	-	48,797	149,545
Recovery on discontinued operations	-	57,675	-	57,675
Income/(loss) for the period	$ (100,507)	$ 57,675	$ (48,797)	$ (91,629)
Identifiable assets	$ 102,767	$ -	$ 809,420	$ 912,187

NOTE 14 – SUBSEQUENT EVENTS

At the Company's Annual General Meeting held on March 30, 2004, the shareholders approved a name change to Grove Energy Limited. It is subject to regulatory approval.

On April 29, 2004, the Company closed a brokered private placement for 9,091,667 units to raise a total of $2,727,500. Each unit consists of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to subscribe for one additional share at $0.40 per share any time 2 years from the date of closing.

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

FORM 51-102F1
WPN Resources Ltd.
ANNUAL
MANAGEMENT DISCUSSION AND ANALYSIS
(Inclusive of the Quarter Ended March 31, 2004)

1. Date of this Discussion: May 31st, 2004

This discussion and analysis should be read in conjunction with the consolidated financial statements for the quarter ended March 31, 2004, audited financial statements for the years ended December 31, 2003 and December 31,2002; and all recent press releases. The company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.

The Company was incorporated under the laws of the Province of BC on February 29, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8th, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.
On March 30, 2004 the Company's shareholders approved a name change to Grove Energy Limited. The new Stock Symbol will be: TSX-V:**GRV** and will be effective June 1, 2004.

2. Overall Performance

During the quarter the Company's financial position improved via the completion of a capital raising. The purpose of the capital raising was to finance the development of the Company's existing projects; fund working capital and to provide funding to evaluate and identify new projects.

Additionally, planning for the Abbadesse exploration well was advanced with rig negotiations held and meetings with suppliers and subcontractors. It is anticipated that the Abbadesse will be drilled in 3rd quarter 2004.

On March 18, 2004 the Company announced a farm in agreement with Nemmoco Slovenia Corporation and its partners with respect to the deep gas horizons in the Petisovci-Dolina fields. Pursuant to certain conditions, the Company's net interest in the gas field will be 45.1%. The main conditions are the Company delivering to Nemmoco a technical report on the field prepared by Troy Ikoda and the expenditure of no less than Euro 4 million on the joint venture assets over a 12 month period.

The Company also completed negotiations with financiers for a share placement of approximately C$2.5 million at C$0.30 unit financing. Closing occurred April 28, 2004.

At March 31, 2004, the Company had C$589,484 in cash and current liabilities (accounts payable) of C$65,790. The Company also has a Convertible Promissory Note that matures 1 July 2005.

As a result of the capital raising of $950,000, the issued capital of the Company increased from 24,966,311 shares to 30,903,811 as at March 31, 2004.

During the quarter the Company relinquished its option over the Borsano Concession due to various technical and commercial issues. This resulted in WPN writing off $56,353 in acquisition and deferred exploration costs associated with the Concession.

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

The Company's future is dependent upon a number of variables which are outside the control of the Company's management, such as world equity prices, world hydrocarbon prices and exploration and production risks normally associated with the natural resources industry. At this stage of the Company's development, the Company's future is dependent upon future capital raisings to current and prospective investors. There is no guarantee that such future capital raisings will be successful, however management believes that the current assets support and justify future capital raisings, and such capital raisings are necessary to support the effective and efficient development of the Company's assets.

3. Selected Annual Information

	31Dec03	31Dec02
	$	$
Revenue	1,312	3,218
Income/(loss) before discontinued operations	(460,934)	(1,131,708)
Income/(loss) per share before discontinued operations	(0.02)	(0.06)
Discontinued operations	521,495	(1,146,353)
Income/(loss) for the year	60,561	(2,278,061)
Net income/(loss) per share	0.00	(0.11)
Total assets	1,766,888	673,145
Total liabilities	1,292,027	564,584

Geometall Plus, the Company's 87.5% owned subsidiary, purchased a 27.8% equity stake in Omolon gold Mining company (Omolon) in Russia for US$3.3 million on November 14, 1993. In October 1995, the Shareholders of Omolon contributed additional capital, which resulted in Geometall Plus contributing an additional US$20.5 million. These funds were provided by a loan from the Magadan Administration. During fiscal year 2001 this investment was sold, which resulted in a gain on extinguishment of net liabilities, totaling $15,677,000.

During the year 2002 the Company liquidated its Russian subsidiaries and realized on all its assets and discharged its liabilities and obligations related to the subsidiaries. The disposition of its net assets resulted in a net loss of $1,146,353. During the fiscal year 2003, the Company received an additional US$386,598 in liquidation proceeds. These funds were not previously recorded due to uncertainty regarding collection.

As mentioned in Section 2, the Company elected not to proceed with its option over the Borsano Concession due to technical and commercial issues, resulting in the write off of all expenses associated with this Concession.

The farm in agreement in Slovenia with Nemmoco Slovenia Corporation will result in significant additional expenditures on exploration, appraisal and evaluation of the joint venture assets.

4. Results of Operations

The Company's main projects include:

- Pantelleria Concessions, Italy
- P-G Gas Fields, Slovenia
- San Marco Concession, Italy
- Other exploration assets

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

4.1 Pantelleria Concession, Italy

The Pantelleria Concessions surrounds the west and southern areas of the island of Pantelleria in the Sicily Channel. The Concessions are held 100% by the Company, subject to a 1.5% overriding royalty. The Concession is a Tunisian play in Italian political waters, and is not subject to any back in agreements or PSA's as would apply if located in Tunisia. The Company intends to undertake additional seismic work during the next 2 quarters, with the intention of proving a minimum of two prospects that could be drilled in 1st quarter 2005.

4.2 P-G Gas Fields, Slovenia

The Company has farmed into the deeper gas (below approximately 2,000 meters in respect of the Petisovci-Dolina field in Slovenia. The farm in agreement requires the Company to undertake a technical evaluation of the field, and in this regard have retained Troy Ikoda to prepare a Technical Report primarily identifying the most appropriate way to exploit the gas reservoirs. Based on initial analysis, it is believed that a significant quantity of gas remains in the field, however due to the nature and structure of the reservoirs, the productivity of the overall field is not known. As such, commercial productivity risk poses the greatest level of uncertainty with regard to this asset. Additional field details will be made available upon the completion of the report by Troy Ikoda. During the 3rd and 4th quarter 2004 it is currently the Company's intention to drill an appraisal well in the Petisovci-Dolina field and to stimulate via fraccing two existing wells.

4.3 San Marco Concession, Italy

The Company has entered into an agreement with Blugas s.P.A. to jointly develop the Abbadesse prospect in the San Marco Concession. Blugas has committed to spend Euro 1.5 million for a 20% interest in the 1st 12 bcf of gas and the right to exclusively acquire the production from the field under a 12 year Take or Pay Agreement. The Abbadesse Prospect is an exploration play in the prolific Po Valley and is surrounded by gas fields with in excess of 2 Tcf og recoverable gas. The Company expects to drill this prospect in 3rd quarter 2004, subject to availability of drill rig and adequate funding.

4.4 Other Exploration Concessions

The Company has made applications with the Italian Ministry of Productive activities for additional concessions onshore in Italy. The Company is awaiting notification in respect of these applications.

As outlined above, the Company intends to undertake an aggressive interpretation, exploration, appraisal and stimulation program on the Company's assets. These proposed activities will require approximately Euro 4-5 million in funding prior to December 31, 2004. A major portion of this funding will be generated from additional capital raisings, plus the contribution of Blugas to the Abbadesse Prospect.

To reflect the new direction of the Company and expansion of the Company's management and board, it was felt appropriate that a new corporate identity was appropriate. As such, on March 30, 2004 shareholders approved the name change to Grove Energy Limited. The trading symbol assigned is **GRV**.

On March 29, 2004, the Company announced a non-brokered private placement. This placement closed on April 29, 2004 resulting in C$2,727,500.10 being raised and a further 9,091,667 shares being issued to European and North American investors.

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

5. Summary of Quarterly Results

	31Mar04	31Dec03	30Sep03	30Jun03	31Mar03	31Dec02	30Sep02	30Jun02
Total revenue	$ 6,573	$ -	$ 64	$ 36,701	$ 241	$ 218	$ 2,000	$ 84,000
Income/(loss) before discontinued operations	(322,231)	(130)	(228,486)	(83,014)	(149,304)	240,292	(274,000)	(792,000)
Income/(loss) per share before discontinued operations	(0.01)	0.00	(0.01)	(0.00)	(0.01)	0.01	(0.01)	(0.01)
Discontinued operations	-	-	(26,180)	490,000	57,675	(875,353)	(271,000)	-
Income/(loss) for the period	(322,231)	(130)	(254,666)	406,986	(91,629)	(635,061)	(545,000)	(792,000)
Net income/(loss) per share	(0.01)	(0.00)	(0.01)	0.02	(0.01)	(0.03)	(0.02)	(0.01)

Income (loss) per share: The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants and options has an anti-dilutive impact in 2003 and 2002. The weighted average number of shares outstanding during the year was 24,462,687 (2002-20,768,592).

6. Liquidity

The Company's ongoing viability is subject to the Company being able to raise sufficient capital via the issue of new shares to investors. There can be no guarantee that sufficient capital will be raised in the future, however ability to generate sufficient amounts of cash and cash equivalents in the short and long term is dependent upon various events such as share market stability, oil and gas prices and the Company's share price and market liquidity.
The Company's liquidity will be subject to the timing of expenditures on its projects, the ability to raise additional capital and the success of various exploration and appraisal activities planned during 2004;
The Company's working capital requirements for 2004/2005 are a minimum of Euro 4-5 million;
WPN has a Standby Promissory Note (currently un-drawn) and a Convertible Note (fully drawn). The interest rates on these facilities are fixed, and the funding facilities may be converted into shares and warrants of the Company subject to various conditions. Cash resources are either held on call or fixed deposit. The Company does not see itself exposed to interest rate movements, other than how such movements affect the overall ability to raise additional capital;
Management expects to remedy possible future working capital deficiencies via the sale of assets or through capital raising.
The Company's balance sheet liabilities include the notes mentioned above and currently have no cash flow from operations. Exploration success and production from the Companies various projects will provide cash flow and additional funding sources.

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

Contractual Obligations		Total	Less than 1 year	One to Three years	
Long Term Debt				US$200,000	Convertible Note[1]
Capital Lease obligations	NIL	NIL	NIL	NIL	
Operating Leases (office space)				$63,640	
Purchase Obligations	NIL	NIL	NIL	NIL	
Other Long Terms Obligations					
	Pantelleria		$62,676.51		General Expenditures
	San Marco		$ 2,089,198.54		Drilling of well to a depth of 3,000 metres
	Slovenia			$6,583,288.12	

1 The Company has a Convertible Note for US$200,000 issued to a company controlled by an insider of the Company. The note bears interest at a rate of 10% per annum and is repayable on July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding at the date of conversion. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. At March 31, 2003 accrued interest of US$15,000 was included in the balance sheet.

The Company is exposed to exchange rate movements, specifically movements between the Euro, Canadian dollar and the US dollar. Currently these movements are not hedged.

WPN's primary source of funding is via capital raisings.

7. Capital Resources

The Company is in the business of developing natural resources, and as such its capital will be spent evaluation, exploration, appraisal and development and production. Presently the Company is evaluating its capital expenditure commitments and preparing a detailed model of expenditures going forward and as such feels it inappropriate to provide any further detailed capital expenditure summaries beyond those already included in this document.

The Company's activities are currently financed via the issue of new equity, however based upon exploration and field appraisal success, the Company would expect to fund activities from bank financing and cash flow from operations.

Pursuant to agreements with Blugas and Nemmoco, the Company is required to incur expenditures under these agreements.

The Company has a standby promissory note facility that is presently un-drawn, however notice has been given to the lender to draw down this facility, providing additional funding of C$250,000

8. Off-Balance Sheet Arrangements

Pursuant to Agreements with Blugas and Nemmoco, the Company is required to meet certain expenditure commitments. These agreements will also result in the Company entering into third party service and contract agreements with contractors and service providers. Subject to the terms of the specific agreements, terminating the arrangements may result in the Company losing its interest in the Projects and/or being sued for non-performance under the various agreements. In respect of Blugas, the Company is required to match Blugas's commitment for Euro 1.5 million. Once total expenditure of Euro 3 million has been reached, WPN is required to provide 100% of any additional funding required. Pursuant to the agreement with Nemmoco, the Company is required to spend a minimum of Euro 4 million on the joint venture area.

The Company's obligations are as outlined in the specific Agreements, and reference has been made to the most relevant sections of the documents, however for commercial reasons, certain information is deemed confidential.

WPN's obligations and commitments are reflected in the agreements with the parties, and should the need arise Management would expect to have to restructure arrangements with counter parties.

9. Related Party Transactions

For year ended December 31, 2003 the Company paid or accrued US$106,917 consulting and deferred exploration fees to Officers and Directors of the Company (2002, $341,777 - 2001, $110,457) Included in the accounts payable for December 31, 2003 was $nil (2002, $354,602 – 2001, $385,986) relating to reimbursements and accrued interest payable to Pinnacle Associates, a Company controlled by a Director of the Company. Interest paid to Pinnacle for the period ended March 31, 2004 was $ 6,750.

10. Proposed Transactions

The Company continues to evaluate new projects and opportunities to grow and further develop the business. As such, it is inappropriate to detail specific transactions at this time.

11. Changes in Accounting Policies

Effective January 1, 2004, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company is required to value all stock-based compensation granted using the fair value method, as determined using the Black-Scholes option valuation model. The effect of retroactively adopting the fair value based method of accounting for stock-based compensation is to increase net loss for the year ended December 31, 2003 by $422,200 and increase deficit and contributed surplus as at December 31, 2003 by $422,200.

12. Financial Instruments and Other Instruments

The company's financial instruments consist of cash, GST, accounts receivable, accounts payable and debt. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments as disclosed in the related notes to the attached financial statements.

Pursuant to the Company's agreement with Blugas, the Company is required to sell all gas produced exclusively to Blugas S.p.A. pursuant to a 12 year Take or Pay Contract. Pursuant to this Agreement, Blugas will take

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

delivery of the produced gas at the Mantova gateway or a similar location agreed between the parties. A discount of between 18-20% against a base price, adjusted for various price movements, has been agreed

13. Other MD & A Requirements

13.1 Additional Selected Information

2003	CANADA	RUSSIA	ITALY	TOTAL
Revenue	$57,015	$-	$-	$57,015
Administrative Expenses	470,952	-	46,997	517,949
Discontinued Operations	-	521,495	-	521,495
Income (loss for the year)	$(413,937)	$521,495	$(46,997)	$60,561
Identifiable Assets	$797,901	$-	$968,987	**$1,766,888**
2002				
Revenue	$3,146	$-	$-	$3,146
Administrative Expenses	1,134,854	-	-	1,134,854
Discontinued Operations	-	(1,146,353)	-	(1,145,353)
Income (loss for the year)	$(1,131,708)	$(1,146,353)	$-	$(2,278,061)
Identifiable Assets	$199,502	$-	$473,643	**$673,145**

13.2 Disclosure of Outstanding Share Data

13.2.1 The Company's authorized share capital is 100,000,000 common shares without par value. Each issued share carries one vote.
As of March 31, 2004 there were 30,903,811 shares of the Company outstanding and issued as follows:

	Number of Shares	Amount
Balance as at December 31, 2001	**71,159,925**	**$18,968,334**
-Share consolidation – 1 new for 4 old	(53,369,944)	-
-Issued pursuant to settlement of convertible notes	974,333	1,106,000
-Issued pursuant to purchase of San Marco permit	1,687,500	202,500
-Private Placement	2,500,000	500,000
Balance as at December 31, 2002	**22,951,814**	**$20,776,834**
-Issued to purchase Pantelleria permits	2,014,497	241,739
Balance as at December 31, 2003	**24,966,311**	**$21,018,573**
-Private Placement	5,937,500	950,000
Balance as at March 31, 2004	**30,903,811**	**$ 21,968,573**

13.2.2 Stock Options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers and employees to acquire up to a 10% of the issued and outstanding common stock. Below is a summary of stock options granted during the period and outstanding as at March 31, 2004:

Number of shares	Exercise Price	Date of Grant	Expiry Date
1,410,000	$0.24	June 10, 2002	March 21, 2005
800,000	$0.15	December 13, 2003	December 31, 2006
400,000	$0.20	February 25, 2004	February 24, 2007
200,000	$0.20	March 22,2004	March 21, 2007

WPN RESOURCES LTD.
1500 – 885 West Georgia Street, Vancouver, British Columbia Canada V6C 3E8
Telephone: 1-604-669-2099 Facsimile: 1-604-943-3716
E-mail: office@wpnresources.com
TSX-V:WPR

13.2.3 Warrants

Below find a summary of warrants issued during the period and outstanding as at March 31, 2004:

Number of shares	Exercise price	Date of Issuance	Expiry Date
2,500,000	$0.25	August 20, 2002	July 30, 2004
5,937,500	$0.16	January 6, 2004	January 6, 2006

13.2.4 Escrow Shares

As at March 31, 2004 there were 1,510, 870 common shares held in escrow.

13.2.5 Convertible Note

As at March 31, 2004 the Company had a US$250,000 convertible note outstanding that may convert, at the holder's option, into Units of the Company at C$0.13 per unit. Each Unit comprises one share and one share purchase warrant, that upon the payment of C$0.13 cents, can be converted into shares of the Company at any time prior to 1 July 2005. The final number of shares will be calculated at the C$/US$ exchange rate applicable at the time of conversion.